
05061516

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

National Commerce Financial Corporation Investment Plan


THOMSON
FINANCIAL

SunTrust Banks, Inc.
303 Peachtree Center Avenue
Suite 275
Atlanta, GA 30303


SEC MAIL PROCESSING
RECEIVED
JUL 15 2005
WASH. D.C. 185 SECTION


SEC MAIL PROCESSING
RECEIVED
JUL 15 2005
WASH, D.C. 199 SECTION

NATIONAL COMMERCE FINANCIAL CORPORATION INVESTMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Reports of Independent Registered Public Accounting Firms)

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Table of Contents

Note: Other schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
National Commerce Financial Corporation Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits as of and for the year ended December 31, 2004 present fairly, in all material respects, the net assets available for benefits of National Commerce Financial Corporation Investment Plan (the "Plan") at December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
July 13, 2005



KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of
National Commerce Financial Corporation Investment Plan:

We have audited the accompanying statement of net assets available for benefits of National Commerce Financial Corporation Investment Plan as of December 31, 2003. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of National Commerce Financial Corporation Investment Plan as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

September 24, 2004

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets		
Investments at estimated fair value		
Non-Participant directed		
SunTrust Banks, Inc common stock	$ 61,861,518	$ -
NCF common stock	-	52,877,053
Collective trust funds	1,202,099	998,945
Total Non-Participant directed	63,063,617	53,875,998
Participant directed		
SunTrust Banks, Inc common stock	89,756,986	-
NCF common stock	-	73,391,173
Collective trust funds	112,541,538	95,024,604
Total Participant directed	202,298,524	168,415,777
Total investments	265,362,141	222,291,775
Loans due from participants	2,561,535	2,339,616
Total investments	267,923,676	224,631,391
Receivables		
Employer's contributions	-	138,477
Participant contributions	369,177	358,883
Interest and dividends	4,027	420,753
Employer receivable - fee	-	646,227
Total receivable	373,204	1,564,340
Net assets available for benefits	**$ 268,296,880**	**$ 226,195,731**

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Statement of Changes in Net Assets Available

Year ended December 31, 2004

Additions		
Contributions		
Participant and rollover	$	11,958,029
Employer		4,208,956
Total contributions		16,166,985
Investment income:		
Net appreciation in fair value of investments		54,677,098
Dividends		1,756,812
Loan interest		106,769
Total investment income		56,540,679
Deductions		
Distributions to participants		(23,950,357)
In-kind distributions to participants		(6,586,583)
Other		(69,575)
Total deductions		(30,606,515)
Net increase		42,101,149
Net assets available for benefits, beginning of year		226,195,731
Net assets available for benefits, end of year	$	268,296,880

The accompanying notes are an integral part of these financial statements.

(1) Description of the Plan

The following description of National Commerce Financial Corporation Investment Plan (the "Plan"), formerly the National Bank of Commerce ESOP/TIRA Plan, provides only general information. Participants should refer to the Plan agreement and National Commerce Financial Corporation Employee Benefit Handbook for a more complete description of the Plan's provisions. On October 1, 2004, SunTrust Bank, Inc. ("STI") acquired National Commerce Financial Corporation ("NCF") and all NCF stock was exchanged for STI stock as of that date. First Mercantile Trust Company is Trustee and record keeper of the Plan.

(a) *General*

The Plan is a defined contribution plan. The assets of the Plan are primarily invested in common stock of STI and NCF to be held in trust for Plan participants. All NCF stock was exchanged for STI stock as of the merger date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to participate in the Plan following completion of six months of service.

(b) Contributions

Participants may elect to defer up to 20% of compensation, as defined, subject to regulatory limitations. Elections may be changed by written notification or via the First Mercantile Trust Company, the plan administrator, website. Participants may direct contributions into several investment options.

The Plan sponsor, NCF and its affiliates, matches 50% of the participants' basic contributions, not to exceed 6% of the participants salary. The plan sponsor may also make discretionary contributions to the Plan. Allocation of matching and discretionary contributions is made only to those participants who are employed on the last day of the Plan year and who have 1,000 hours of service or more during the Plan year. There were no discretionary contributions during 2004.

(c) Distributions

Distributions are made in cash or in kind as elected by the participant. However, the portion of the participant's account, which is an ESOP and attributable to NCF (subsequently STI) company stock, may be received in the form of NCF (subsequently STI) company stock.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the plan sponsor's contributions and (b) plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. Participants may direct contributions into several investment options.

(e) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% percent vested after five years of credited service. Forfeitures are determined at the end of the Plan year in which the Participant terminates service, unless the participant has attained normal retirement age. Forfeitures are used to reduce employer contributions.

(f) Participant Loans

Loans may be made to participants to the extent that such loan, when added to the outstanding balance of all other loans to the participant or beneficiary, would not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value which is current value of the nonforfeitable accrued benefit of the participant. Repayment of principal and interest is amortized in equal payments, at least quarterly, over a period not to exceed five years from the date of the loan, unless such loan is used to acquire a residence for the participant. Loans are collateralized by 50% of the participant's vested balance, bearing interest at a rate determined by NCF. Interest rates on loans outstanding of $2,561,535 and $2,339,616 at December 31, 2004 and 2003, respectively, ranged from 4.0% to 10.5% in 2004 and from 4.00% to 10.5% in 2003.

(g) Forfeitures

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $193,384 and $16,304, respectively. These accounts will be used to reduce future employer contributions. Employer contributions were reduced by $361,449 from forfeited nonvested accounts in 2004, including $311,449 towards employer contributions receivable as of December 31, 2004.

(h) Benefits

On termination of service due to disability, retirement or for termination of service for other reasons, a participant may elect to receive the value of the participant's vested interest in his or her account in either a lump-sum amount or annual installments not to exceed 30 years in duration. For termination of service due to death, the participant's beneficiary will receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting other than benefit payments, which are recorded when paid.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(c) Valuation of Investments

Common stock is valued each business day based on the last closing price on the exchange in which the stock is traded. Investments in mutual funds and collective trust funds are valued each business day at their reported net asset value. Loans to participants are carried at their principle balance plus accrued interest, which approximates fair value.

(d) Investment Transactions and Income

Investment transactions are recorded on the trade date. Realized gains/losses are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the ex-date basis. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation in fair value of investments.

(e) Plan Expenses

Expenses for purchases and sales of trust assets may be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2004, all administrative expenses for the Plan were paid by the Company.

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(f) ***Benefit Payments***

Distributions to participants are recorded when payment is made. Distribution of all shares in SunTrust Common Stock, with cash for any fractional shares is also a form of benefit payment that is made in-kind. The record keeper uses the closing price on the day the distribution is processed is used to calculate the number of shares.

(g) ***Reclassifications***

Certain 2003 balances have been reclassified to conform with the 2004 presentation.

(3) Investments

During the year ended December 31, 2004, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net realized and unrealized appreciation		
in fair value		
STI common stock	$	29,785,099
NCF common stock		13,828,801
Collective investment funds		11,063,198
	$	54,677,098

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003 are separately identified as follows:

		2004		2003
STI common stock	$	151,618,504	$	-
NCF common stock		-		126,268,226
FMT/Vanguard 500 Index Fund		19,159,408		15,912,199
FTM/Dodge & Cox Balanced Fund		18,954,059		14,104,399
State Street Money Market Fund		14,203,170		13,683,946

(4) Risks and Uncertainties

The Plan's investments are exposed to different risks, such as interest rate, credit, and overall market volatility risks. Due to these risks, it is reasonably possible that changes in the values of the investments held by the Plan will occur in the near term, and such changes could materially affect the value of the investments reported in the accompanying financial statements and participant account balances. Due to the significant investment STI common stock, a decline in the value of the stock could have a material impact on the performance of the Plan.

(5) Transactions with Parties-In-Interest

The Plan has an investment of 6,468,117 shares of SunTrust Bank, Inc, the plan sponsor at December 31, 2004. The common stock was valued at $152,711,940 as of December 31, 2004. The Plan also has invested in collective trust funds which are sponsored by First Mercantile Trust, which is an affiliate of the plan sponsor.

The Plan had a receivable balance of $646,227 due from NCF for reimbursement of trustee fees and related investment earnings at December 31, 2003. The receivable was established upon the determination that the trustee fees paid by the Plan to the plan sponsor since 1995 were prohibited transactions under rules established by the Department of Labor. This amount was received by the Plan in 2004.

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(6) Nonparticpant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant directed investments is as follows:

	2004	2003
Investments at estimated fair value		
SunTrust Banks, Inc common stock	$ 61,861,518	$ -
NCF common stock	-	52,877,053
Collective trust funds	1,202,099	998,945
Total investments	63,063,617	53,875,998
Accrued interest and dividends	-	381,668
Net Assets	$ 63,063,617	$ 54,257,666

	2004
Change in net assets	
Net appreciation in fair value of investments	$ 16,860,728
Dividends	1,589,468
Benefit payments	(9,716,594)
Other net income	80,553
Interfund transfers	(8,204)
	$ 8,805,951

(7) Plan Amendments

Effective December 31, 2004, the plan document was amended for all plan years beginning after 2004. The amendment included the following:

a) "Break in Service" shall mean a 12-consecutive-month period beginning on a participant's separation from service date and ending on the first anniversary of that date, during which the participant does not earn any hours of service.

b) Vesting Service will cease on a participant's separation from service date.

c) Vesting Service shall mean a period of 12 consecutive months during which a participant completes at least one hour of service each month.

d) The Plan is closed to new participants as of the close of business on December 31, 2004.

e) No additional rollover contributions may be made to the Plan.

f) Participants terminated prior to September 30, 2004 will be deemed to have a termination completion date on December 31, 2004, for purposes of determining the amount of forfeitures available to reduce employer contributions on or after that date.

The Company has evaluated the above amendments and concluded that such amendments would not impact the Plan's qualified tax status.

(8) Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 27, 2002, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Benefits Administration Committee believes the Plan is being operated in compliance with the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(9) Subsequent Event

NCF was acquired by Sun Trust Banks, Inc. (STI) on October 1, 2004. STI intends to merge the Plan into a qualified STI plan on July 1, 2005.

NATIONAL COMMERCE FINANCIAL CORPORATION

INVESTMENT PLAN

Schedule H, Line 4i - Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Fair Value
*	SunTrust Common Stock	6,468,117 units	$ 127,566,882	$ 152,711,940
*	State Street Money Market	9,008,339 units	N/A	13,112,539
	Collective Trust Funds			
*	Payden and Rygel Fund	211,581 units	N/A	3,318,036
*	FMT/Dodge and Cox Balanced Fund	1,367,310 units	N/A	18,954,059
*	FMT/Vanguard Index Fund	2,018,437 units	N/A	19,159,408
*	MetWest Capital Management Fund	609,082 units	N/A	8,159,683
*	Brandywine Asset Management Fund	295,228 units	N/A	6,120,279
*	FMT/Longleaf Partners Fund	482,366 units	N/A	8,034,049
*	Westcap Investors Fund	21,335 units	N/A	829,761
*	Commerce Capital Management Fund	333,084 units	N/A	3,628,716
*	FMT/Managers Special Equity Fund	529,338 units	N/A	6,377,568
*	Amerindo Investment Advisors Fund	188,085 units	N/A	1,835,370
*	Brandes Investment Partners Fund	146,872 units	N/A	5,150,382
*	FMT/American Funds New Perspective Fund	387,433 units	N/A	4,313,019
*	Transamerica Investment Management Fund	657,187 units	N/A	6,709,547
*	FMT/BlackRock Interim Government Bond Fund	695,022 units	N/A	6,947,785
	Total Collective Investment Funds			99,537,662
	Participants Loans due at various times, with interest rates ranging from 4% to 10.5%			2,561,535
	Total investments			$ 267,923,676

* Indicates a party-in-interest to the plan.

N/A - not required by ERISA

NATIONAL COMMERCE FINANCIAL CORPORATION

INVESTMENT PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2004

(a)	(b)	(c)	(d)	(g)	(i)
Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Assets	Net Gain
*SunTrust Banks, Inc	SunTrust Bank, Inc, and NCF Common Stock				
	Various Purchases	$ 64,528,327			
	Various Sales		$ 99,052,490	$ 78,038,187	$ 21,014,303
*FMT/Dodge & Cox Fund	Balanced Fund				
	Various Purchases	$ 8,661,166			
	Various Sales		$ 5,838,649	$ 5,171,284	$ 667,365
*FMT/Vanguard Fund	500 Index Fund				
	Various Purchases	$ 5,420,634			
	Various Sales		$ 3,997,320	$ 3,899,230	$ 98,090

* Party-in-interest transactions, as defined by ERISA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-86306) of SunTrust Banks, Inc. of our report dated July 13, 2005 relating to the financial statements and supplemental schedules of the National Commerce Financial Corporation Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
July 13, 2005



KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SunTrust Banks, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-86306) on Form S-8 of SunTrust Banks, Inc. of our report dated September 24, 2004, relating to the statement of net assets available for benefits of the National Commerce Financial Corporation Investment Plan as of December 31, 2003, which report appears in the December 31, 2004 Annual Report on Form 11-K of National Commerce Financial Corporation Investment Plan.

KPMG LLP

Memphis, Tennessee
July 8, 2005